June 12, 2007


Mail-Stop 4561

Mr. Robert G. Watts Jr.
President and Chief Executive Officer
First Capital Bancorp, Inc.
4222 Cox Road, Suite 200
Glen Allen, Virginia 23060


Re:	First Capital Bancorp, Inc.
	Amendment No. 2 to Form SB-2
	Filed May 15, 2007
	File No. 333-141312

Dear Mr. Watts:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2
Risk Factors

1.	Noting the significant increases in the loan portfolio as
disclosed on page 30, revise to add a risk factor noting the portfolio has grown from approximately $108 million at December 31,
2004 to $213 million at March 31, 2007. In addition, disclose the relatively unseasoned nature of the portfolio. The caption might be,
"Significant recent growth in our loan portfolio may have an adverse affect on our future earning".

2.	Revise to add another risk factor for the loan composition
being
riskier by having a high concentration of commercial, commercial real estate, and construction loans. Cite the percentages of each that comprise the portfolio as of the most recent date. A caption might be, "Our loan portfolio has significant concentrations of construction, commercial and commercial real estate loans that may have an adverse impact in the future as these are riskier type loans".

      *			*			*			*



      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

??should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

??the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

??the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

            In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	Any questions regarding the accounting comments may be directed to Rebecca Moore at (202) 551-3463 or Paul Cline at (202) 551-
3851.
All other questions may be directed to Michael Clampitt at (202)
551-
3434 or to me at (202) 551-3698.





							Sincerely,



							Mark Webb
							Branch Chief
							Financial Services Group


CC:	Dwight Hopewell, Esq.
	Cantor Arkema LLP
	1111 East Main Street, 16th Floor
	P.O. Box 561
	Richmond, Virginia 23218
	Phone (804) 343-4380
	Facsimile (804) 225-8706




Mr. Robert G. Watts Jr.
First Capital Bancorp, Inc.
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